United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

December 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes       No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes       No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes       No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release

CVRD’s wholly owned subsidiary Vale Overseas announces
results of its tender offer

Rio de Janeiro, December 15, 2004 – Companhia Vale do Rio Doce (CVRD) reports that its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) today announced the results of its cash tender offer for any and all of its US$ 300,000,000 aggregate principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007 (CUSIP Nos. 91911TAB9, 91911TAA1, G9317UAA3). The offer expired at 5:00 p.m., New York City time, on December 14, 2004.

Vale Overseas has been advised by the depositary that, as of the expiration date of the offer, of the US$ 300,000,000.00 in aggregate principal amount of notes outstanding, US$ 186,996,000.00 had been validly tendered and not validly withdrawn pursuant to the offer. Vale Overseas has accepted for purchase all such notes.

Vale Overseas will pay the purchase price of US$ 1,117.34 per US$1,000.00 principal amount and accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, for the notes accepted pursuant to the offer on the settlement date, which will be December 17, 2004.

By taking advantage of the favorable moment to decrease its leverage level, CVRD’s commitment of maintaining a sound balance sheet is reinforced. The repurchase of the notes is in line with the Company’s strategy of obtaining an investment grade rating.

The notes tendered, representing 62.33% of the total amount outstanding, reflect the favorable view that the market had of the transaction.

J.P. Morgan Securities Inc. acted as dealer manager for the offer, JPMorgan Chase Bank served as the depositary for the offer, J.P. Morgan Bank Luxembourg S.A. served as Luxembourg agent for the offer and D.F. King & Co., Inc. served as information agent for the offer.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely by the offer to purchase.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 15, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer